Exhibit 23.1

The Board of Directors
ScanSoft, Inc. and subsidiaries:


         We consent to the use of our report incorporated herein by reference in the current report on Form 8-K of ScanSoft, Inc. (formerly Visioneer, Inc.) of our report dated November 30, 1998, except for Note 11 which is as of December 2, 1998, with respect to the consolidated balance sheets of ScanSoft, Inc. and subsidiaries as of December 31, 1997 and September 30, 1998, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the two-year period ended December 31, 1997 and for the nine months ended September 30, 1998.



/s/ KPMG PEAT MARWICK LLP

Boston, Massachusetts
March 15, 1999